Exhibit 99.2

MEDIROM Healthcare Technologies Inc., Announces its latest Key Performance Indicators (KPIs)

New York/August 19, 2021 – MEDIROM Healthcare Technologies Inc. (Nasdaq CM: MRM), a Japanese based holistic healthcare Company (the “Company”), today announced its major Key Performance Indicators, or KPIs, updated for the month of July 2021. Data is provided for all salons for which comparative financial and customer data is available and excludes certain salons where such information is not available.

The following monthly KPIs provide insight into the business fundamentals and progress of the Company, updated for the month of July 2021.

•	The number of salons was 314 in July 2021, up from 288 in the year-ago period, primarily as a result of the acquisition of another brand in May 2021.

•	Total customers served were 70,912 in July 2021 versus 60,964 in July 2020, a 14.6% increase due to a recovery from the COVID-19 impact. This is the largest number of total customers served we have ever recorded in a single month.

•	Sales per customer increased to JPY 6,498 in July 2021, up from JPY6,276 in July 2020. The increase is attributed to the upselling of value-added optional services.

•	Our repeat ratio, a measure of repeat customers, was 81.0% in July 2021, almost no change from July 2020.

•	Our operation ratio recovered from the COVID-19 impact to 48.1% in July 2021, increasing from 43.3% in the year-ago period.

	Number of Salons (*1)	Total Customers Served (*2)	Sales Per Customer (*3)	Repeat Ratio (*4)	Operation Ratio (*5)
July-20	288	60,964	JPY 6,276	80.6%	43.3%
August-20	284	66,464	JPY 6,351	80.4%	47.5%
September-20	284	64,809	JPY 6,245	80.2%	48.1%
October-20	291	65,820	JPY 6,269	80.3%	47.0%
November-20	291	63,993	JPY 6,312	80.7%	47.6%
December-20	290	64,649	JPY 6,486	82.6%	48.2%
January-21	302	56,557	JPY 6,443	84.0%	44.6%
February-21	302	56,370	JPY 6,443	83.0%	47.6%
March-21	303	62,441	JPY6,352	81.9%	47.0%
April -21	301	63,682	JPY 6,250	81.4%	46.3%
May-21	313	66,604	JPY 6,370	80.6%	48.7%
June-21	313	68,069	JPY 6,350	81.2%	48.6%
July-21	314	70,912	JPY 6,498	81.0%	48.1%

(*1) Number of Salons: Directly-operated salons, and franchisees’ salons.

(*2) Total Customers Served: The number of customers served at salons for which comparative financial and customer data is available (excludes certain salons for which comparative data is not available).

(*3) Sales Per Customer: The ratio of total salon sales to number of treated customers at all salons for which comparable financial and customer data is available.

(*4) Repeat Ratio: The ratio of repeat customer visits to total customer visits in the applicable month for all salons for which comparable financial and customer data is available.

(*5) Operation Ratio: The ratio of therapists’ in-service time to total therapists’ working hours (including stand-by time) for the applicable month for all salons for which comparable financial and customer data is available.

<About MEDIROM Healthcare Technologies Inc.>

MEDIROM operates 314 (as of July 31, 2021) relaxation salons across Japan, Re.Ra.Ku™, being its leading brand, and provides healthcare services. In 2015, MEDIROM entered the health tech business, and launched new healthcare programs using on-demand training app called "Lav™", which is developed by the company. MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". MEDIROM plans to expand the scope of its business to include data analysis utilizing the data it has collected since formation of the company.

URL ： https://medirom.co.jp/en

■Contacts

Investor Relations Team

ir@medirom.co.jp